UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. )

                         Cavion Technologies, Inc.
                             (Name of Issuer)

                  Class A Common Stock, $.0001 par value)
                      (Title of Class of Securities)

                                149649 10 5
                              (CUSIP Number)


1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Craig E. Lassen

2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [ ]

3)   SEC Use Only

4)   Citizenship or Place of Organization

     U.S.

Number of Shares         5)  Sole Voting Power         307,305
Beneficially Owned       6)  Shared Voting Power             0
By Each Reporting        7)  Sole Dispositive Power    307,305
Person With              8)  Shared Dispositive
                              Power                          0

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     307,305

10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

11)  Percent of Class Represented by Amount in Row (9)

     6.5%

12)  Type of Reporting Person

     IN


                             SCHEDULE 13G FOR
                              CRAIG E. LASSEN


Item 1(a)      Name of Issuer:  Cavion Technologies, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               6446 S. Kenton Street, Englewood, Colorado 80111

Item 2(a)      Name of Person Filing:  Craig E. Lassen

Item 2(b)      Address of Principal Business Office or, if None,
               Residence: The residence address of Mr. Lassen is 245 Poplar Street, Denver, Colorado 80220

Item 2(c)      Citizenship:  Mr. Lassen is a United States Citizen.

Item 2(d) Title of Class of Securities: Class A Common Stock, $.0001 par value.

Item 2(e)      CUSIP Number:  149649-10-5

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         (a) [  ]  Broker or Dealer registered under
                         Section 15 of the Securities Exchange Act of 1934 (the "Act").

                         (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

                         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

                         (d) [  ]  Investment Company registered under
                         Section 8 of the Investment Company Act of 1940.

                         (e) [  ]  Investment Adviser registered under
                         Section 203 of the Investment Advisers Act of
                         1940.

                         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

                         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) of the Act.

                         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

                         Not applicable.

Item 4         Ownership:

                    (a) Amount Beneficially Owned: Mr. Lassen is the sole beneficial owner of 307,305 shares of Class A Common Stock as of December 31, 1999.

                    (b) Percent of Class: 6.5% (based on 4,697,326 shares of Common Stock outstanding on December 31, 1999.)

                    (c)  Number of shares as to which such person has:

                                  (i)          sole power to vote or to
                        direct the vote:  307,305 shares.

                                  (ii)         shared power to vote or to
                        direct the vote:  -0- shares.

                                               (iii)  sole power to
                        dispose or to direct the disposition of:  307,305
                        shares.

                                               (iv)   shared power to
                        dispose or to direct the disposition of: -0-shares.

Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another
               Person:

               Not applicable.

Item 7         Identification and Classification of the Subsidiary Which
                    Acquired the Security Being Reported on by the Parent
               Holding
                    Company:

               Not applicable.

Item 8         Identification and Classification of Members of the Group:

               Not applicable.

Item 9         Notice of Dissolution of Group:

               Not applicable.

Item 10             Certification:

               Not applicable.

               Not filed pursuant to Rule 13d-1(b).


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 2000           /s/ Craig E. Lassen
                                   Craig E. Lassen